

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 7, 2008

Mr. Johannes T. Petersen
Chief Financial Officer
Century Petroleum Corp.
9595 Six Pines, Building 8, Level 2, Ste. 8210
The Woodlands, Texas 77380

> **Re:** **Century Petroleum Corp.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2007, As Amended**
> **Filed June 23, 2008**
> **Form 10-QSB for Fiscal Quarter Ended January 31, 2008**
> **Filed March 24, 2008**
> **Response Letter Dated June 18, 2008**
> **File No. 333-126490**

Dear Mr. Petersen:

      We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended April 30, 2007, As Amended

General

1.   As applicable, please make corresponding revisions to all related disclosure that appears elsewhere in the cited document and in all subsequent Exchange Act reports. This will eliminate the need for us to issue multiple comments.

2.   We note your response to our prior comment 3. You must analyze the requirements of Section 12 of the Securities Exchange Act of 1934 to determine whether you are required to register a class of your securities, or whether you may voluntarily register. However, in the meantime, please revise the cover page of

your Form 10-KSB to accurately reflect the status of your registration under Section 12 of the 1934 Act.

3.   We note your response to our prior comment 4 and reissue it. Please refer to the Supplemental Information requirements that are at the end of the Form 10-KSB, after the signatures. Companies which have not registered a class of securities under Section 12 of the 1934 Act, but that file reports pursuant to Section 15(d) of the Act, must provide this information.

4.   We note your response to prior comments 5, 6, 7, 10, 11, 12 and 13. However, contrary to the assertions in your responses, it does not appear that you have revised your disclosure in the Form 10-KSB accordingly. Therefore, we reissue each of those comments in its entirety.

Form 10-QSB for the Fiscal Quarter Ended January 31, 2008

Going Concern, page 8

5.   As requested in our prior comment number 19, please contact us to arrange a conference call to discuss your disclosure under this heading at your earliest convenience.

Controls and Procedures, page 15

6.   You are required to provide the conclusion of both your principal executive and financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Please revise your disclosure to provide the conclusion of your principal financial officer, or person performing similar functions.

Exhibits 31.1 and 31.2

7.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and revise your exhibits, as appropriate. In this regard, for instance but without limitation, we notice your certifications should not be revised to:

- o   make reference to the type of report (i.e. quarterly or annual), other than in the first paragraph;
- o   change the introductory language in paragraphs 4 and 5 (i.e. "The registrant's other certifying officer(s) and I …");

- o omit language in paragraph 4(a) (i.e ",or caused such disclosure controls and procedures to be designed under our supervision");
- o omit language in paragraph 4(c) (i.e. "(the registrant's fourth fiscal quarter in the case of an annual report)").

In your supplemental response, please provide us with a sample of the revised certification you will include in your filings for our review.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director